Atlassian Announces Preliminary Third Quarter Fiscal Year 2021 Financial Results and Date for Full Third Quarter Fiscal Year 2021 Financial Results
SAN FRANCISCO (April 13, 2021) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced preliminary financial results for its third quarter of fiscal year 2021 ended March 31, 2021. Atlassian also announced that it will release full financial results on Thursday, April 29, 2021 for the third quarter of fiscal year 2021 and its financial outlook for the fourth quarter of fiscal year 2021 ending on June 30, 2021.
“Atlassian is a long-term focused company and we operate with a culture of openness,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “Consistent with these principles, today we are publicly sharing strong preliminary revenue results for our third quarter which were driven by short-term dynamics related to our server and data center products. Our goal is to separate out this discrete impact from our long-term focus of delivering innovation and customer value. We look forward to sharing more about how we’re unleashing the potential of every team and building the future of modern work at Team ’21 and during our April 29, 2021 quarterly conference call.”
Preliminary Financial Results for Third Quarter of Fiscal Year 2021
Revenue:
•Total revenue in the approximate range of $566 million to $572 million for the third quarter of fiscal year 2021. This preliminary result is approximately $85 million above the midpoint of revenue guidance provided during the Q2’21 financial results announcement on January 28, 2021. As discussed in prior shareholder letters, Atlassian expects to see heightened short-term revenue variability given its focus on accelerating customer migration from its server products to its cloud and data center products.
•Third-quarter revenue outperformance was primarily driven by accelerated short-term demand for on-premises products as a result of customers purchasing ahead of both the discontinuation of new server license sales and price changes to on-premises products during the quarter. Atlassian believes this heightened demand strength is short-term ‘event-driven’ in nature as both the discontinuation of new server license sales and on-premises product price increases became effective in Q3’21.
•Specific to reported revenue lines: server license sales, reported in perpetual license revenue, represented approximately 25% of the revenue outperformance while server maintenance revenue represented approximately 15% of the outperformance; data center revenue, reported in subscription revenue, represented approximately 25% of outperformance; and marketplace revenue, reported in other revenue, represented approximately 35% of the outperformance.
•Third-quarter cloud revenue grew in-line with the company’s prior mid-30% subscription growth target for fiscal year 2021. No cloud price changes were enacted in Q3’21.
•For reference, server maintenance and cloud revenue are both recognized ratably over the term of the contract, while server perpetual license sales generate revenue once the customer obtains control of the license. For data center revenue, the portion that relates to the delivery of the term license is recognized in subscription revenue in the period that contract is signed, while the remainder is recognized ratably over the life of the contract. Third-party marketplace apps revenue is recognized in the period the product is purchased.
Profitability:
•Operating margin on an IFRS and non-IFRS basis for the third quarter of fiscal year 2021 is expected to outperform the guidance provided on January 28, 2021. This is the direct result of short-term on-premises revenue outperformance. Free cash flow is also expected to show a significant short-term increase given heightened on-premises product demand during the quarter.
•Atlassian does not expect this heightened level of profitability to continue at the same rate into future quarters. Atlassian’s focus will be on consistently executing against its long-term investment roadmap to gain scale in its large technical and non-technical end markets and deliver customers a best-in-class cloud experience.

•Atlassian continues to make steady progress against the current fiscal year’s ambitious hiring and investment roadmap and plans to build upon that momentum through the remainder of fiscal year 2021 and beyond.
Webcast and Conference Call Details for Full Q3’21 Financial Results and Team '21 Registration:
•When: Atlassian will report its full Q3’21 financial results on Thursday, April 29, 2021 2:00 P.M. Pacific Time (5:00 P.M. Eastern Time). Q3’21 financial statements, as well as the Q4’21 business and financial outlook, will be shared in the earnings press release and shareholder letter at that time.
•Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.
•Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 800-585-8367 (access code 1037774). For international callers, please dial +1-416-621-4642 (access code 1037774).
Team '21 Registration:
Atlassian will hold its premier customer event on April 28th through April 30th as a virtual conference. Team '21 is the ultimate digital experience for developers, creators, and innovators of every industry. Registration and information for Team '21 can be found at https://events.atlassian.com/team21.
Atlassian has used, and intends to continue to use, the Investor Relations section of its website (https://investors.atlassian.com), as a means of disclosing material non-public information and for complying with its disclosure obligations.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, go-to-market model, outlook, technology and other key strategic areas, and our preliminary financial results or targets such as revenue, and IFRS and non-IFRS financial measures including operating margin and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.
About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 194,000 customers, across large and small organizations - including Bank of America, Redfin, NASA, Verizon, and Dropbox - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Martin Lam & Matt Sonefeldt
IR@atlassian.com
Media Contact
Jake Standish
press@atlassian.com
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